Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-273508

BLACKROCK PRIVATE INVESTMENTS FUND

Supplement dated March 12, 2025

to the Prospectus of BlackRock Private Investments Fund

dated September 30, 2024, as supplemented to date

This supplement amends certain information in the Prospectus of BlackRock Private Investments Fund (the “Fund”) dated September 30, 2024, as supplemented to date. Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

Effective immediately, the following changes are made to the Fund’s Prospectus:

The section of the Prospectus entitled “Distributions” is hereby deleted in its entirety and replaced with the following:

DISTRIBUTIONS

The Fund intends to distribute all or substantially all of its net investment income to common shareholders as of the last business day of each calendar year. Distributions may also include net capital gains, if any.

The Fund reserves the right to change its distribution policy at any time and may do so without prior notice to common shareholders.

Shareholders will automatically have all dividends and distributions reinvested in Shares of the Fund issued by the Fund in accordance with the Fund’s dividend reinvestment plan unless an election is made to receive cash. See “Dividend Reinvestment Plan.”

The section of the Prospectus entitled “Repurchase of Fund Shares; Transfer Restrictions—Repurchases” is hereby deleted in its entirety and replaced with the following:

Repurchases

The Fund may, from time to time, repurchase Shares from its shareholders in accordance with written tenders by shareholders at those times, in those amounts, and on such terms and conditions as the Board may determine in its sole discretion. It is expected that, under normal market circumstances, the Advisor generally will recommend to the Board, subject to the Board’s discretion, that any such tender offer would be for an amount that is not more than 5% of the Fund’s outstanding Shares, although any particular recommendation may be less than or exceed that percentage. The Board may also elect not to conduct a tender offer, notwithstanding the recommendation of the Advisor. In this regard, even if the Fund makes a tender offer, there is no guarantee that shareholders will be able to sell all of the Shares that they desire to sell in any particular tender offer. If a tender offer is oversubscribed by shareholders, the Fund will generally repurchase only a pro rata portion of the Shares tendered by each shareholder, or take any other action permitted by the tender offer rules under the Exchange Act and described in the written tender offer notice to shareholders. Each tender offer will be made and shareholders will be notified in accordance with the requirements of the Exchange Act and the Investment Company Act, either by publication or mailing or both. The tender offer documents will contain information prescribed by such laws and the rules and regulations promulgated thereunder.

The Advisor currently expects that it will generally recommend to the Board that the Fund offer to repurchase Shares from shareholders quarterly with tender offer Valuation Dates occurring on the last business day of March, June, September and December. The Fund intends to comply with an exemption under Financial Industry Regulatory Authority Rule 5110 that requires the Fund to make at least two tender offers per calendar year. However, the Fund is not required to conduct tender offers on a quarterly basis or at all and may be less likely to conduct tenders during periods of exceptional market conditions.

A 2.00% early repurchase fee payable to the Fund may be charged to any shareholder that tenders its Shares (or portion thereof) to the Fund unless the Valuation Date for the tender offer is on (or later than) the last business day of the month immediately preceding the month in which the one-year anniversary of the Closing at which the shareholder subscribed for such Shares (or portion thereof) occurred. For example, if a shareholder acquired Shares in a Closing occurring on January 1st of year 1, such shareholder would not be subject to the early repurchase fee if such Shares were tendered pursuant to a tender offer with a Valuation Date that occurs on any date on or after the last business day in December of year 1. Shares tendered for repurchase will be treated as having been repurchased on a “first-in, first-out” basis. Therefore, Shares repurchased will be deemed to have been taken from the earliest purchase of Shares by such shareholder (adjusted for subsequent net profits and net losses) until all such Shares have been repurchased, and then from each subsequent purchase of Shares by such shareholder (adjusted for subsequent net profits and net losses) until such Shares are repurchased. Any early repurchase fee charged to shareholders will be retained by the Fund and will benefit the Fund’s remaining shareholders. The purpose of the 2.00% early repurchase fee is to reimburse the Fund for the costs incurred in liquidating securities in the Fund’s portfolio in order to honor the shareholder’s repurchase request and to discourage short-term investments which are generally disruptive to the Fund’s investment program. If applicable, the early repurchase fee will be deducted from the repurchase proceeds paid to the shareholder. The Fund may, in its sole discretion, waive the early repurchase fee (a) for tenders where the fee collected from an individual shareholder would be de minimis as a percentage of the Fund’s net assets on the Valuation Date for the tender offer (e.g., the fee collected would be less than the lesser of 0.005% of the Fund’s net assets on the Valuation Date for the tender offer or $5,000) or (b) in circumstances where a shareholder can demonstrate that it would suffer severe hardship as a result of paying the early repurchase fee. The Fund does not impose any other charges in connection with repurchases of Shares.

In determining whether the Fund should offer to repurchase Shares from shareholders, the Board will consider the recommendation of the Advisor. The Board may also consider the following factors, among others, in determining whether to repurchase Shares and the number of Shares to be repurchased:

(a)	whether any shareholders have requested to tender Shares to the Fund;

(b)	the liquidity of the Fund’s assets;

(c)	the investment plans and working capital and reserve requirements of the Fund;

(d)	the history of the Fund in repurchasing Shares;

(e)	the availability and quality of information as to the value of the Fund’s interests in underlying Portfolio Funds;

(f)	the conditions of the securities markets and the economy generally, as well as political, national or international developments or current affairs; and

(g)	any anticipated tax or regulatory consequences to the Fund of any proposed repurchases of Shares.

The Fund will repurchase Shares from shareholders pursuant to written tenders on terms and conditions that the Board determines, in its sole discretion, to be fair to the Fund and to all shareholders of the Fund. The value of any Shares that are being repurchased will be equal to their aggregate NAV as of the Valuation Date for the tender offer (less any early repurchase fee). When the Board determines that the Fund will repurchase Shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate.

Although amounts required to be paid by the Fund to repurchase tendered Shares from shareholders will generally be paid in cash, the Fund may, in its discretion, pay all or a portion of the amounts due by an in-kind distribution of securities. The Fund expects not to distribute securities in kind except in limited circumstances, such as in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or the shareholders, or if the Fund receives an in-kind distribution from a Portfolio Fund of transferable securities that the Fund cannot liquidate itself prior to making the distribution. The Fund may be limited in its ability to make an in-kind distribution by the Investment Company Act and will only engage in in-kind distributions to the extent permitted by applicable law or any exemptive or other relief obtained from the SEC or its staff. Any in-kind distribution of securities will be valued in accordance with procedures adopted by the Board and will be distributed to all tendering shareholders on a proportional basis. Securities which are distributed in-kind in connection with a repurchase of Shares may be illiquid.

Following the Expiration Date (as defined below) of a tender offer, shareholders whose written tenders of Shares have been accepted by the Fund will continue to remain subject to the risk of fluctuations in the NAV of the Shares until the tender offer Valuation Date. Additionally, shareholders who receive in-kind payment in respect of their accepted tenders will, after the tender offer Valuation Date, remain subject to the risk of fluctuation of the value of such assets received in-kind.

Procedures for Repurchase of Shares

In light of liquidity constraints associated with investments in Portfolio Funds and Portfolio Companies and the fact that the Fund may have to liquidate assets held by the Fund to pay for Shares being repurchased, the Fund expects to employ the following repurchase procedures:

(a)

If the Board elects to offer to repurchase Shares in the Fund, the Fund will send each shareholder a tender offer that explains the terms and conditions of the repurchase. This tender offer will be sent to shareholders approximately 61 calendar days prior to the Valuation Date for the tender offer, which would generally be expected to be the last business day of March, June, September or December. The expiration date of the tender offer (the “Expiration Date”) will be a date set by the Board occurring no sooner than 20 business days after the commencement date of the tender offer, provided that such Expiration Date may be extended by the Board in its sole discretion.

(b)

Following the Expiration Date, each shareholder whose Shares (or portion of them) have been accepted for repurchase will be bound by the terms of a repurchase instrument (the “Repurchase Instrument”) entitling the shareholder to be paid an amount equal to the value, determined as of the Valuation Date for the tender offer, of the repurchased Shares. For purposes of calculating the value of the repurchased Shares, the amount payable to each shareholder whose Shares (or portion thereof) have been accepted for repurchase will take into account and include all Fund gains, losses and expenses until the Valuation Date for the tender offer. The Repurchase Instrument will be un-certificated, non-interest bearing, non-transferable and non-negotiable. Each shareholder whose Shares (or portion thereof) have been accepted for repurchase by the Fund will continue to be a shareholder of the Fund, with respect to the Shares tendered and accepted for repurchase by the Fund, through the tender offer Valuation Date and may exercise his or her voting rights, and will be entitled to distributions payable by the Fund, with respect to the Shares accepted for repurchase through the tender offer Valuation Date.

(c)	Payment in respect of the Repurchase Instrument will be made as follows:

•

An initial payment equal to at least 90% of the amount required to be paid under such Repurchase Instrument will be made as of any business day that is within 30 calendar days after the Valuation Date for the tender offer; and

•

The balance due under the Repurchase Instrument is generally expected to be paid within 75 calendar days after the Valuation Date for the tender offer and will be subject to adjustment as a result of any corrections to the Fund’s NAV as of the Valuation Date for the tender offer.

•

Notwithstanding the foregoing, if a shareholder tenders only a portion, but not all, of the Shares held by such shareholder (subject to the requirement to continue to hold Shares with a value of at least the minimum initial subscription amount after giving effect to the repurchase), payment in respect of the Repurchase Instrument will be made, in respect of such shareholder, in full in a single installment within 30 calendar days after the Valuation Date for the tender offer. If it is later determined that the value at which the Shares were repurchased was incorrect, based on the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date for the tender offer occurs or otherwise, the Fund may decrease such shareholder’s remaining account balance by the amount of any overpayment and redeem for no additional consideration a number of Shares having a value equal to such amount, or increase such shareholder’s remaining account balance by the amount of any underpayment and issue for no additional consideration a number of Shares having an aggregate value equal to such amount, as applicable.

•

The Board has discretion to hold back any amount of the balance due under the Repurchase Instrument for longer than the periods described above, but not longer than until promptly after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the applicable repurchase is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s NAV as of the Valuation Date for the tender offer. In the event the Board determines to hold back any such amount of the balance due under the Repurchase Instrument in accordance with the foregoing, such balance, as adjusted in accordance with the foregoing (if applicable), will be paid not later than promptly after the completion of the Fund’s annual audit.

•	No interest will be paid on any amounts. The Repurchase Instrument may be prepaid, without premium, penalty or notice, at any time on or after the Valuation Date for the tender offer.

If modification of the Fund’s repurchase procedures as described above is deemed necessary to comply with regulatory requirements or otherwise advisable, it is expected that the Board will to the extent practicable adopt revised procedures reasonably designed to provide shareholders substantially the same liquidity for Shares as would be available under the procedures described above.

In the event that the Advisor or any of its affiliates holds Shares in the capacity of a shareholder, the Shares may be tendered for repurchase in connection with any tender offer made by the Fund.

If a shareholder tenders an amount that would cause the value of its Shares in the Fund to fall below the required minimum, the Fund reserves the right to reduce the amount to be repurchased from the shareholder so the value of the shareholder’s Shares is above the required minimum or to repurchase all of the shareholder’s Shares at any time if the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund. This right of the Fund to repurchase Shares compulsorily may be a factor that shareholders may wish to consider when determining the extent of any tender for purchase by a Fund.

Payment for repurchased Shares may require the Fund to liquidate portfolio holdings earlier than the Advisor would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase the Fund’s investment-related expenses as a result of higher portfolio turnover rates.

Mandatory Repurchases

Subject to applicable laws, the Fund may repurchase the Shares, or any portion of them, held by a shareholder or any person acquiring Shares from or through a shareholder compulsorily (a “Compulsory Repurchase”). Pursuant to the Declaration of Trust, the Board has the authority to repurchase the Shares, or any portion of them, of a shareholder or any person acquiring Shares from or through a shareholder, without consent or other action by the shareholder or other person. The Board may determine to compulsorily redeem a shareholder’s Shares if it determines, in its sole discretion, that:

(a)	the Shares had been transferred in violation of the Declaration of Trust or Bylaws;

(b)

ownership of the Shares by a shareholder or other person is likely to cause the Fund to be in violation of, or subject the Fund to new or additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

(c)

continued ownership of the Shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholder to an undue risk of adverse tax or other fiscal or regulatory consequences;

(d)	any of the representations and warranties made by a shareholder or other person in connection with the acquisition of Shares was not true when made or has ceased to be true; or

(e)	the aggregate value of such shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund.

Any Compulsory Repurchase for less than all of the Shares of the Fund shall be made in such a manner as will not discriminate unfairly against any holder of the Shares.

Investors should retain this supplement for future reference.

PR-BPIF-0325SUP